Raymond Chabot Grant Thornton LLP
Chartered Accountants

Auditors' Report

To the Shareholders of

Neptune Technologies & Bioressources Inc.

We have audited the consolidated balance sheet of Neptune Technologies & Bioressources Inc. as at May 31, 2006 and the consolidated statements of earnings, deficit, contributed surplus and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

/S/ Raymond Chabot Grant Thornton LLP

Chartered Accountants

Laval

July 21, 2006

Suite 300
Les Tours Triomphe
2500 Daniel-Johnson Blvd.
Laval, Québec H7T 2P6
Telephone: (514) 382-0270
Fax: (514) 875-9797
www.rcgt.com

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